

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 29, 2012

Via E-Mail

Peiyi Zhao, Esq.
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304

> **Re: Vermillion, Inc.**
> **Response Letter submitted on May 25, 2012**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 17, 2012**
> **File No. 1-34810**

Dear Ms. Zhao:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 14A

Proposal One: Election of Directors, page 7

1. We note your response to comment three in our letter dated May 22, 2012 and your statement that if the amendment to reduce the size of the board is reversed, you will send an amended proxy statement and amended proxy card to security holders. Please revise, here and on the proxy card, to disclose the risk that if the amendment to reduce the size of the board is reversed, then shareholders who only vote the issuer's first proxy card and do not return a second proxy card will be disenfranchised with respect to the second board seat. Please also revise to disclose, if true, that under state law, if the amendment to reduce the size of the board is reversed, the issuer is still permitted to use the first proxy cards to vote for Mr. Sohmer.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions